

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 10, 2017

Joseph G. Vitale
President and Chief Executive Officer
Seneca Financial Corp
35 Oswego Street
Baldwinsville, New York 13027

   Re: Seneca Financial Corp.
     Registration Statement on Form S-1
     Filed June 14, 2017
     File No. 333-218749

Dear Mr. Vitale:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of Seneca Savings</u>

<u>Comparison of Operating Results for the Three Months Ended March 31, 2017 and 2016</u>

<u>Non-Interest Income, page 57</u>

2. We note that you reported a decrease of $55,000 in income from financial services for the three months ended March 31, 2017 due, in part, to a change in accounting from the accrual method to the cash method. Please revise to provide more granularity surrounding the detail of the accounting change and tell us how the change in accounting complies with GAAP.

<u>The Reorganization and Offering</u>

<u>How We Determined the Stock Pricing and the Number of Shares to be Issued, page 117</u>

3. We note that there appears to be a significant variation in asset size among the peer group companies as compared to each other and as compared to Seneca Financial Corp., as referenced in the table on page 7. Please revise to explain in greater detail how RP Financial concluded that these companies could be considered the company's "peers" and therefore used in determining its appraised value.

4. Please expand the discussion of the downward adjustment made for profitability, growth and viability of earnings to include the conclusions of RP Financial on interest rate risk and earnings growth potential.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

5. You disclosed a change in accounting from the accrual method to the cash method for the recognition of income from financial services on pages 57 and 60. As it relates to the change in accounting methodology, please tell us if your auditor considered Auditing Standard 3101 issued by the Public Company Accounting Oversight. Please advise and revise as necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson at 202-551-3364 or Stephen Kim at 202-551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me 202-551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Benjamin M. Azoff, Esq.